Towerstream Corporation
Investor Presentation

October 2017

towerstream®

Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated
October 26, 2017
Registration No. 333-219024
Relating to the Preliminary Prospectus dated
October 26, 2017

Forward-Looking Statements

This presentation includes forward-looking statements about Towerstream's anticipated results that involve risks and uncertainties. Some of the information contained in this presentation, including statements as to industry trends and plans, objectives, expectations and strategy for the business, contains forward-looking statements that are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by such forward-looking statements. Any statements that are not statements of historical fact are forward-looking statements. When used, the words "believe," "plan," "intend," "anticipate," "target," "estimate," "expect" and the like, and/or future tense or conditional constructions ("will," "may," "could," "should," etc.), or similar expressions, identify certain of these forward-looking statements. Important factors which could cause actual results to differ materially from those in the forward-looking statements are detailed in filings made by Towerstream with the Securities and Exchange Commission. Towerstream undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances, except to the extent required by applicable law or regulation.

Free Writing Prospectus Statement

This presentation highlights basic information about us and the offering to which this communication relates. Because it is a summary, it does not contain all of the information you should consider before investing in our securities.

We have a filed a registration statement (including a prospectus, which currently is in preliminary form) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this presentation relates. The registration has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and this offering.

You may access these documents free of charge by visiting the SEC web site at www.sec.gov.

Alternatively, we or any underwriter participating in the offering will arrange to send to you the preliminary prospectus and, when available, the final prospectus and/or any supplements thereto if you contact Joseph Gunnar & Co., LLC at 30 Broad Street, 11th Floor, New York, NY 10004, via email at prospectus@jgunnar.com or via telephone at 212-440-9600.

towerstream®

Offering Summary

Issuer:	Towerstream Corporation
Expected Offering Size:	Approximately $24,500,000 Class A Units, each unit consisting of one share of common stock and one warrant to purchase one shares of common stock and Class B Units consisting of shares of Series I Convertible Preferred Stock and warrants
Listing:	OTCQB: TWER Common and warrants approved for listing on the NASDAQ Capital Market under the symbols "TWER" & "TWERW", respectively
Series I Convertible Preferred Stock	For investors who, as a result of the purchase and issuance of Common Stock, would hold in excess of 4.99% of the issued and outstanding Common Stock
Over-Allotment Option:	15% (100% Primary)
Use of Proceeds:	General corporate purposes to include Sales and Marketing (65%) as well as Working Capital (35%)
Sole Book-Runner:	Joseph Gunnar & Co.

Investment Highlights

- Increasing bandwidth demand driving future growth opportunities
  - Fixed Wireless market forecasted to double in size by 2021 – *Carmel Group*
- Towerstream owns and operates a purpose-built carrier grade network designed to serve ~400k commercial buildings in 12 metro markets
- Implemented a new sales and marketing strategy that is starting to yield improved results
  - Building a high-productivity sales force to execute this strategy.
- Anticipate future financial leverage (operating efficiencies) resulting from scale and optimization initiatives

towerstream

Key Metrics for Future Growth

Network

- 1.2 million access circuits within 4 miles of our PoPs
- 392,000 buildings that within 4 miles of our PoPs
- 2,800 rooftops/customers wired with radios in service
- 175 PoPs

Excess network capacity - 11% utilized

Sales and Marketing*

- 14% increase in sales
- 90% overall productivity improvement
  - 97% tenured productivity improvement
- $522 ARPU vs. $338 1H 2016
- 88% of sales are committed to long-term contracts in 1H 2017

Proven sales leadership

*Sales defined as new customer contracts signed
*1H 2017 compared to1H 2016, except for long-term contracts

New Leadership

- **Ernie Ortega –** CEO, 30 years of telecom experience at major companies such as MCI, XO, Cogent and Colt. Holding various C-level roles during this time with responsibilities of $400M to $1.7B in revenues. Ernie has led a number of sales organizations throughout his career, developing a successful track record of achieving double digit sales and revenue growth.
  - XO Communications: President Carrier Services – Successfully built a wholesale business unit of 500 heads, that achieved 233% growth amassing ~$500M in revenues within a 6 year time frame
  - Cogent: Chief Revenue Officer – Implemented a new sales and marketing strategy while increasing the size of the sales force by 56%. (240 sales heads – Q2, 2013 to 375 sales heads Q2 2014)
    - Sales increased 84% during tenure (39% growth within 1st year)
    - Revenue increased 8 - 10% (constant currency basis)
    - Rep participation increased 212%
  - Colt: Chief Revenue Officer – Implemented a new sales strategy focused on 'larger bandwidth' driving double digit increases in sales and productivity YoY.

New Leadership Continued

- **Laura Thomas** – CFO, a veteran of the industry since 1984 with MCI and recently served as the Chairman of the Board for Impact Telecom beginning in 2016. Prior to that, she served as CEO for TNCI, a national telecom provider of business enterprise voice, data and cloud-based services. She spent eight years at XO Communications as CFO and most recently CEO.
- **Arthur Giftakis** – COO, 26 years of telecom experience with 15 of those years in fixed wireless and mobility. His technical vision combined with operational experience has made the Towerstream network one of the most advanced, reliable and cost efficient fixed wireless networks in the industry.

Marketplace Opportunity

towerstream®

Bandwidth Demand Growing at a Fast Pace

- The continued bandwidth boom is creating a technology evolution
- Adoption of wireless technologies is at an all-time high
- Bandwidth demand is being driven by enterprises pushing more applications to the cloud and evolving IT requirements which require faster traffic transiting
- High bandwidth growth > 100 Mbps 11% by 2020, low bandwidth -2% decline – *IT Decision-Maker Survey*



Future Bandwidth Drivers
More Users
Data Center Use
Adoption of Business Applications
Cloud Use

Competitive Landscape


Wired
Fixed Wireless
lightower
verizon
AT&T
cogent
CenturyLink
Level(3)
Google fiber
Webpass
windstream
Broadview
skyriver
Rainbow
BROADBAND
towerstream
Spectrumlink
pilot


Towerstream Network
towerstream

Cost Benefits & Advantages of Fixed Wireless vs. Fiber

- Fiber costs in the Towerstream footprint start at ~$120/ft. and can go to $600/ft. in markets such as San Francisco and Seattle
- Long haul fiber costs range from $50k to $60k per mile
- Fiber laterals have to deal with the whims of the local municipality and strict trenching moratoriums
- Typical urban lateral is $60k-$250k
- Lengthy delays to get fiber past urban obstacles such as water, railways, bridges, etc.
- Towerstream can get to a building for as little as $4k - $22k. A fraction of fiber costs.
- Google has moved to fixed wireless
- MTBF 110 Years

Hybrid Networks

- Leveraging the existing investment in the fiber infrastructure combined with the capital efficiency and speed of deployment advantages of fixed wireless makes the two technologies the perfect union.



Partial view of the Towerstream network in Manhattan.

The advantages only work if you have the rooftops that see the locations. Towerstream has the ability to establish PoPs on these key rooftops.

The Science – If you really want it.

- Fixed wireless is frequency, light on fiber is frequency. Both have the same latency characteristics but fixed wireless has less electronics in the middle. Electronics add latency.
- Faster propagation.
  - Microwave signals travel through the air about 50% faster than light though optical fiber.
- Latency is largely the function of the speed of light.
  - 5.4 microseconds for every mile. Optical fiber has the latency of 8.01 microseconds for every mile of fiber cable due to refraction.


248 W 60th St
71 5th Ave
Fiber Run = 5.4 Miles
RF Distance 2.1 Miles
Fiber does not always take a direct route. Right of way and electronics locations come in to play.
Radio City Music Hall
Empire State Building
CENTRAL PARK

towerstream

Network Point of Presence (PoPs)

- We have built a “state-of-the-art”, “carrier-class” fixed wireless network in 12 major US cities with the most advanced millimeter wave technologies.
- 175 major Points of Presence (PoPs)
- Towerstream’s PoPs are located on the top of large buildings such as:
  - Empire State Building and Met Life Building in NYC
  - John Hancock Building in Chicago
  - AON Building in Los Angeles
- Network footprint can reach 392,000 buildings within just a 4 mile radius of its PoPs
  - Can serve customers at 10-13 miles
- 2,800 rooftops and growing
- Markets Served: Boston, Chicago, Dallas/Fort Worth, Houston, LasVegas/Reno, Los Angeles, Miami, New York City, Philadelphia, Providence, San Francisco, Seattle


Internet
TWER LIT BUILDING
Internet

towerstream

Product Portfolio

- **Business Class Internet**
  - Single tenant internet service offering – deliver fixed wireless broadband to a single client through a radio receiver/transmitter on the client's building dedicated solely to that client
  - On-Net internet service offering – connect an entire building at once and at a cost similar to what was traditionally required for one high bandwidth customer requiring point-to-point equipment; leverage the initial installation cost to serve an entire building's tenant base
- **Temporary services** – provide internet service for short-term connection requirements such as special events, conferences, movie productions and more
- **Wholesale services** – announced new wholesale division in August 2017 to leverage existing footprint and timely installation capability to provide last-mile service to carriers

Growth Strategy

towerstream

Growth Strategy – Target Markets

- Moving up-market to address the continued demand of increased bandwidth
  - Rationalization of product portfolio to focus on higher ARPUs

	Opportunity	Value Proposition	Product Offering	Channel
Wholesale	1.2 million metro local loops within miles of PoPs	Customer Experience/Economic	Last mile transport – 10-100Mbps	Direct Distribution
Enterprise - Mid-Market	392,000 addressable buildings – 3.9M potential tenants	Economic	On-net/Single tenant/Temporary Internet 10mbps – 1gbps	Direct/Indirect Distribution
Enterprise - SMB	392,000 addressable buildings – 3.9M potential tenants	Economic	On-net/Single tenant 10mbps – 50mbps	Direct/Indirect Distribution

Growth Strategy – Marketplace Philosophy

- Leveraging the unique advantage of rapid deployment and network scale that Towerstream possesses as a wireless provider
- Demand generation campaigns – targeting fiber poor buildings
  - Partnership with 3rd party software company to identify fiber poor buildings within 2-4 mile radius of Towerstream PoPs.
  - 276k fiber poor buildings identified within 4 miles of PoPs
  - Fiber poor buildings have only 1 or 2 internet sources (fiber, cable)
- Leveraging operational efficiency
  - SLAs created for delivery of service <25 days – a distinct advantage vs. fiber competitors
- Network scale
  - 2017 – Focus on single tenant buildings to build scale
  - 2018 – Conversion of qualified buildings to on-net

Growth Strategy – Sales Process

- Building a transaction-based sales process designed to achieve volume and velocity
  - Simple formula - Sales heads/productivity/ARPU/Monthly Revenue
- Sales tools – Built to support a one-call close
  - Line of Sight tool – identifies Towerstream's ability to provide service to a specific address within seconds
  - Pricing tool – creates a specific price based on speed, term and address within seconds
  - Proposal tool – creates a quote and contract within minutes to validate verbal offer and secure customer signature
- Metric management – Engineer activities required to support reps' individual objectives
  - Outbound calls/emails, customer conversations, proposals, sales ratios all have identified goals for each sales executive.
- Professional development – geared toward selling in sequence

Financial Metrics

towerstream®

towerstream

Key Performance Metrics (Sequential Quarterly Trends)

Quarters Ended
(In thousands except Churn)

	Sept. 30, 2017	June 30, 2017	March 31, 2017	Dec. 31, 2016
Revenue	$ 6,555	$ 6,518	$ 6,572	$ 6,625
Adjusted EBITDA[1]	$ 333	$ 247	$ 247	$ (543)
Churn[2]	1.26%	1.48%	1.39%	1.52%

[1] Adjusted EBITDA (non-GAAP) represents earnings before interest, taxes, depreciation, amortization and stock compensation.

[2] Churn is the percent of revenue lost on a monthly basis from customers disconnecting from our network.

Certain prior period metrics have been recalculated in order to achieve consistency.

Amounts for the three months September 30, 2017 are based on internal estimated preliminary results and are subject to financial closing procedures, among other factors. Actual results may differ materially from these estimates.

Financial Metrics



Sales
Thousands
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$130
$130
$122
$148
$163
Q2-16
Q3-16
Q4-16
Q1-17
Q2-17



New Install ARPU*
Thousands
$600
$500
$400
$300
$200
$100
$0
$371
$305
$490
$502
$542
Q2-16
Q3-16
Q4-16
Q1-17
Q2-17

**ARPU – average revenue per unit*

Sales velocity and quality of install (ARPU) gaining traction

Rep Productivity

Total Rep Productivity


58% Increase in Total Rep Productivity
$4,000
$3,000
$2,000
$1,000
$0
$1,900
$3,000
2016
2017 YTD

Current Tenured Rep Productivity


Sales ARPU
$600
$400
$200
$0
$447
$549
2016
2017 YTD


Average Units Per Month
Unit Sales
10
8
6
4
2
0
6
9
2016
2017 YTD


Sales Productivity Per Month
$6,000
$4,000
$2,000
$0
$2,700
$4,900
2016
2017 YTD

Significant increases in productivity metrics for tenured reps

Other Leading Financial Metric Trends

- Selling higher bandwidth speeds (100 Mbps or greater) equates to higher ARPU
  - 48% of sales in first half 2017 compared to 35% for full year 2016
- Tying customers to long-term contracts protects future revenue streams
  - 88% of sales in first half 2017 compared to 57% of sales in first half 2016

Customer Profitability Economics Are Strong

- First customer in a building (100 Mpbs, 36 mos term) generates 71% incremental contribution margin
- Second customer delivers a 91% incremental contribution margin at much less capital spend
- Tremendous operating leverage as we optimize single tenant buildings into multi-tenant buildings

Single Tenant* Point – Point 100Mbps (36 MOS TERM)

	Year 1	
Revenue	$9,588	
Tower Rent	2,400	
Operating Expense	400	
Contribution Margin	**$6,788**	**71%**
Upfront Capital		
Labor	$1,600	
FCC License	1,200	
Equipment	5,500	
	$8,300	

* EXCLUDES ACQUISITION COSTS

Add Second Customer* Point – Point 100Mbps (36 MOS TERM) Convert to On-Net Building

Revenue	$9,588	
Riser Rent	480	
Operating Expense	400	
Contribution Margin	**$8,708**	**91%**
Upfront Capital		
Labor	$500 - $2100	
FCC License	0 - 600	
Equipment	0 - 5500	
	$500 - $8200	

* EXCLUDES ACQUISITION COSTS

** CAPITAL DEPENDENT ON 1ST CUSTOMER CONFIGURATION

Selected Consolidated Income Statement Data	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	Years Ended December 31, 2016	Years Ended December 31, 2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)		
Revenues	$ 6,517,817	$ 6,872,342	$ 13,090,134	$ 13,606,432	$ 26,895,613	$ 27,905,023
Operating expenses	8,690,519	9,947,003	17,803,624	20,335,468	40,428,449	40,494,997
Operating Loss	(2,172,702)	(3,074,661)	(4,713,490)	(6,729,036)	(13,532,836)	(12,589,974)
Other income (expense):						
Interest, net	(1,298,920)	(1,588,291)	(2,572,821)	(3,195,411)	(6,605,222)	(6,652,786)
Gain on business acquisitions	-	-	-	-	-	-
Other	3,879	-	5,508	-	-	-
Total other income	(1,295,041)	(1,588,291)	(2,567,313)	(3,195,411)	(6,605,222)	(6,652,786)
Loss before income taxes	(3,467,743)	(4,662,952)	(7,280,803)	(9,924,447)	(20,138,058)	(19,242,760)
(Provision for) benefit from income taxes	-	-	-	-	(56,663)	37,562
Loss from continuing operations	(3,467,743)	(4,662,952)	(7,280,803)	(9,924,447)	(20,194,721)	(19,205,198)
Loss from discontinued operations	-	(67,576)	-	(1,799,401)	(241,775)	(21,277,604)
Net Loss	(3,467,743)	(4,730,528)	(7,280,803)	(11,723,848)	(20,436,496)	(40,482,802)

towerstream

Capitalization

	Pro Forma Excluding the Offering Shares (Fully Diluted)
Common Shares[1]	394,399
Series I Convertible Preferred Stock[2]	214,227
Stock Options (WAEP $115.75)	77,076
Warrants (WAEP $1,265.25)	2,400
	688,102

[1] *Number of shares as of September 30, 2017, after 1:75 reverse stock split.*
[2] *Series I Convertible Preferred issued upon the exchange of Convertible Preferred Series G and Convertible Preferred Series H at assumed offer price of $4.85. Excludes restricted common stock that may be issued as inducement to sign lock up agreement in conjunction with this offering. At its option, the company may pay the holder $300,000 in cash in lieu of stock.*

Debt

	Summary Terms
Lender:	Melody Business Finance, LLC
Facility:	$35 million term loan matures 10/16/19
Interest Rate:	LIBOR + 7% with 1% LIBOR Floor + 4% PIK

Summary

towerstream

Summary

- Increasing bandwidth demand driving future growth opportunities
  - Fixed Wireless market forecasted to double in size by 2021.
- Towerstream owns and operates a purpose-built carrier grade network designed to serve ~400k commercial buildings in 12 metro markets.
- Implemented a new sales and marketing strategy that is starting to yield improved results.
  - Building a high-productivity sales force to execute this strategy.
- Anticipate future financial leverage (operating efficiencies) resulting from scale and optimization initiatives

Appendix

towerstream

towerstream

Selected Consolidated Balance Sheet Data	As of June 30,				As of December 31,			
		2017 (unaudited)		2016 (unaudited)		2016		2015
Cash and cash equivalents	$	8,968,852	$	9,977,495	$	12,272,444	$	15,116,531
Working capital (deficiency)[1]	$	6,232,625	$	4,530,584	$	(22,581,415)	$	13,506,611
Total assets	$	28,175,038	$	36,479,402	$	34,392,837	$	47,029,839
Non-current debt and other liabilities	$	33,673,986	$	36,099,368	$	1,220,940	$	35,527,976
Stockholders' equity (deficit)	$	(9,466,082)	$	(6,471,727)	$	(2,853,458)	$	2,545,687

[1] Debt amount reclassified from current as of December 31, 2016 to Long-term as of June 30, 2017.

Amounts for the three months September 30, 2017 are based on internal estimated preliminary results and are subject to financial closing procedures, among other factors. Actual results may differ materially from these estimates.

Towerstream Corporation and Subsidiaries

Reconciliation of GAAP Net Loss to Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA

(in thousands, unaudited)

	Three Months Ended					
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	*Preliminary*[1] September 30, 2017
GAAP net loss	$ (4,730)	$ (5,191)	$ (3,522)	$ (3,813)	$ (3,468)	$ (3,135)
Interest expense, net	1,588	1,580	1,830	1,274	1,299	1,314
Depreciation and amortization	3,044	2,994	2,311	2,434	2,100	1,953
Non-GAAP EBITDA	(98)	(617)	619	(105)	(69)	132
Stock-based compensation expense	142	662	395	352	316	201
Loss (gain) on discontinued operations	67	-	(1,557)	-	-	-
Non-GAAP adjusted EBITDA	$ 111	$ 45	$ (543)	$ 247	$ 247	$ 333

[1] Represents preliminary forecasted third quarter results subject to the completion and filing of the third quarter 10-Q.

Amounts for the three months September 30, 2017 are based on internal estimated preliminary results and are subject to financial closing procedures, among other factors. Actual results may differ materially from these estimates.